December 1, 2010

Michelle Roberts, Esq.

Office of Insurance Products

United States Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	November 19, 2010 Staff Comments to Rule 485(a) Filings for
File Nos. 333-153839 and 333-153840 (The Guardian Separate Account R)

Dear Ms. Roberts:

Thank you for your timely response in regard to the above-referenced filings. This letter will address the Staff comments to those filings that we discussed on November 19.

1.	On page 27 of the prospectus, add “variable” before “investment options” to the sentence in the first bullet.

The word variable will be added to this sentence.

2.	On page 27 of the prospectus, modify the language in the second paragraph to reflect the investment restrictions outlined in the first paragraph.

The second sentence in the second paragraph will be modified to read:

“If you purchased your contract in conjunction with an application dated on or after December 7, 2009, you can allocate 25% of your initial and subsequent net premium payments to this option, subject to the conditions stated below.”

3.	Consider adding disclosure to the second paragraph on page 27 of the prospectus indicating that assets allocated to the fixed-rate option and invested in GIAC’s general account are subject to the financial strength and claims paying ability of GIAC.

The disclosure in the second paragraph will be modified to read:

“The money that you put into the fixed-rate option becomes part of GIAC’s general assets. As a result, the strength of our interest rate guarantee is based on the overall financial strength of GIAC. If GIAC suffered a material financial setback, the ability of GIAC to meet its financial obligations could be affected.”

4.	On page 35 of the prospectus, disclose that contractowners who purchase a Guaranteed Lifetime Withdrawal Benefit rider are not able to participate in these dollar cost averaging programs.

The following disclosure will be added to the first paragraph on page 35:

“If you decide to purchase an optional Guaranteed Lifetime Withdrawal Benefit (GLWB) rider, you are not able to participate in the following dollar cost averaging programs. However, you may be able to participate in the optional GLWB dollar cost averaging program. See Guaranteed Lifetime Withdrawal Benefit (GLWB) Rider for more information.”

5.	On pages 35 and 36 of the prospectus, reconcile the statement that “dollar cost averaging from the fixed-rate option or into the fixed-rate option is not available at this time for contracts issued in conjunction with applications dated on or after December 7, 2009” with the fact that, in the current version of the prospectus, contractowners who purchase a GLWB rider and utilize the optional GLWB dollar cost averaging program use the fixed rate option for the GLWB dollar cost averaging program.

The following disclosure will be added to the first paragraph on page 36 of the current prospectus:

“However, if you purchase the GLWB rider and decide to utilize the optional GLWB dollar cost averaging program, all premium payments received while the GLWB dollar cost averaging program is in effect will be initially allocated to the fixed-rate option. See Guaranteed Lifetime Withdrawal Benefit (GLWB) Rider for more information.”

The above disclosure will not be added to the new version of the prospectus because in the new version all premium payments received while the GLWB dollar cost averaging program is in effect will be initially allocated to the GLWB DCA Account rather than the fixed-rate option.

I trust that the responses provided above resolve the Staff comments received on November 19, 2010. Please let me know if I can provide you with any further information. The prospectus changes detailed in this correspondence will be incorporated into a Rule 485(b) filing that will be made on or before December 20, 2010.

Thank you again very much for your consideration and responsiveness in regard to this filing.

Sincerely,

/s/ Stephanie Susens

Stephanie Susens

Senior Counsel

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